

Nicholas Spindel · 3rd

Founder at WTF!?! Where's The Foodtruck?

Las Vegas, Nevada Area · 500+ connections · **Contact info**

 **WTF!?! Where's The Foodtruck?**

 **The Ohio State Univ**

Providing services

Catering, Corporate Events, Event Coordination, Event Planning, Wedding Planning, Product Launch Even Team Building, Trade Shows, Live Events, and Mobile Marketing

See all details

Featured



The shortcut to our most requested foodtruck links.
Where's The Foodtruck?

Get the app or visit our website! Find a foodtruck. Book a foodtruck. Schedule a foodtruck at your...



WTF!?! Where's The Foodtruck?
wtfwheresthefoodtruck.com

We've all experienced searching for, but not fir a foodtruck. As they say, "the struggle is real".

Activity

613 followers

 **Don't waste your Wednesday thinking where and what to eat. Save any hassl...**
Nicholas shared this

 **Follow your dreams. Find food find those tacos! TacoTuesady**
Nicholas shared this
3 Reactions

 **Wondering where your favorite meals on wheels wander? Track them! Downloa...**
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1 Reaction

 **Action speaks louder than wor take actions and find your favo**
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Experience

 **Founder**
WTF!?! Where's The Foodtruck?
Sep 2017 – Present · 2 yrs 11 mos
Las Vegas, Nevada Area

 **Licensed Sales Agent**
Vacation Village Resorts
Oct 2017 – Mar 2018 · 6 mos
Las Vegas, Nevada Area

AGM
Buca di Beppo/Tequila Taquería
May 2017 – Aug 2017 · 4 mos
inside Bally's casino on the Las Vegas strip

 **Buca di Beppo Italian Restaurant and...**

 **AGM**
Giordano's - Famous Stuffed Pizza
Nov 2016 – Apr 2017 · 6 mos
Las Vegas, Nevada

Assistant General Manager

Planet Dailies

Feb 2012 – Oct 2016 · 4 yrs 9 mos

Las Vegas, Nevada Area

Manage FOH and BOH operations of a $12MM, 24-hour, Las Vegas Strip restaurant. Scheduling, staffing, guest service, service recovery, weekly P&L briefings and detailed monthly P&L reports to corporate. I do it all.

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Education



The Ohio State University

Master of Arts (M.A.), German Language and Literature

2008 – 2010

Activities and Societies: German Graduate Student Association, treasurer, event organizer

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Tulane University

Bachelor of Arts (B.A.), Germanic Languages, Literatures, and Linguistics; Spanish Language and Culture

2003 – 2005



Jesuit High School of New Orleans

1995 – 2000



